As filed with the Securities and Exchange Commission on January 24, 2008.

Registration No. 333-147992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No.1
to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
APOLLO GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111
(720) 886-9656
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

R. David Russell
President and Chief Executive Officer
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111
(720) 886-9656
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With a Copy to
Patricia Peterson
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and Apollo Gold Corporation is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 24, 2008

PROSPECTUS

APOLLO GOLD CORPORATION

7,827,272 Common Shares

The selling shareholders identified on page 12 may use this prospectus to offer and resell from time to time up to 7,827,272 common shares of Apollo Gold Corporation (together with its subsidiaries, “Apollo,” “we” or “us”). The 7,827,272 common shares are composed of (i) 7,454,545 common shares issued to investors on a “flow through” basis pursuant to the Income Tax Act (Canada) in a private placement completed on October 31, 2007 (the “Flow Through Shares”), and (ii) 372,727 common shares issuable upon exercise of options (“Compensation Options”) granted to Haywood Securities Inc., which acted as underwriter/agent in the private placement. We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling shareholders. Purchasers of the Flow Through Shares resold under this prospectus will not receive the Canadian tax benefits associated with the Flow Through Shares, which benefits apply only to the purchasers in the flow through offering.

Our common shares are traded on the American Stock Exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.” On January 18, 2008, the closing price for our common shares on the American Stock Exchange was $0.54 per share and the closing price on the Toronto Stock Exchange was Cdn$0.57 per share.

The selling shareholders may sell the shares in transactions on the American Stock Exchange or the Toronto Stock Exchange and by any other method permitted by applicable law. The selling shareholders may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers. The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales. We will pay certain of the other offering expenses of the selling shareholders. See “Plan of Distribution” beginning on page 14.

References in this prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “Cdn$”.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 4 of this prospectus in determining whether to purchase our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2007.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

i

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (which we sometimes refer to in this prospectus as the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (which we sometimes refer to in this prospectus as the “SEC”). The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (which we sometimes refer to in this prospectus as the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the securities and us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on April 2, 2007;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the SEC on May 14, 2007, August 14, 2007 and November 13, 2007, respectively;

3.
Our Current Reports on Form 8-K, filed with the SEC on January 9, 2007; January 19, 2007; February 26, 2007; July 6, 2007; October 9, 2007; October 15, 2007; October 18, 2007; November 1, 2007; and December 19, 2007; and

4.	The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to the Chief Financial Officer, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, telephone (720) 886-9656.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” and similar expressions identify forward-looking statements. These statements include comments regarding:

•	future cash flow and operational results from the Montana Tunnels mine;

•	the establishment and estimates of mineral reserves and resources;

•	the timing of completion of feasibility studies at Black Fox;

•	production and production costs;

•	daily production rates;

•	throughput rates;

•	cash operating costs;

•	total cash costs;

•	grades of ore mined and milled;

•	expenditures for development and exploration;

•	pursuit and success of exploration efforts;

•	permits;

•	expansion plans for existing properties;

•	plans for Black Fox and Huizopa;

•	closure costs;

•	cash flows;

•	future financing;

•	liquidity;

•	estimates of environmental liabilities;

•	our ability to obtain future financing to fund our estimated operating and capital requirements;

•	anticipated exploration, development and corporate overhead expenditures;

•	factors impacting our results of operations;

•	the impact of adoption of new accounting standards.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery or production problems;

•	changes in mining and milling costs;

•	operational problems at our mining property;

•	metallurgy, processing, access, availability of materials, equipment, supplies and water;

•	determination of reserves;

•	changes in project parameters;

•	costs and timing of development of new reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions;

•	availability of external financing at reasonable rates or at all; and

•	the factors discussed in this prospectus under the heading “Risk Factors.”

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus. We undertake no obligation to update forward-looking statements.

OUR BUSINESS

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656. Our internet address is http://www.apollogold.com. Information contained on our website is not a part of this prospectus.

Apollo is engaged in gold mining including extraction, processing, refining and the production of by-product metals, as well as related activities, including exploration and development. We are the operator of the Montana Tunnels mine (“Mine”), which is a 50% joint venture with Elkhorn Tunnels, LLC (“Elkhorn”). The Mine is an open pit mine and mill producing gold doré and lead-gold and zinc-gold concentrates.

Apollo has a development project, the Black Fox project, which is located near the Township of Matheson in the Province of Ontario, Canada. Apollo also owns Mexican subsidiaries that own concessions at the Huizopa exploration project, located in the Sierra Madres in Chihuahua, Mexico.

RECENT EVENTS

Internal Controls and Procedures. As previously disclosed in our past filings with the SEC, we identified material weaknesses for the year ended December 31, 2006. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In January 2006, a major restructuring and streamlining at the corporate office significantly changed the design and structure of the internal controls and procedures at the corporate level. The weakness that we were addressing related to the lack of appropriate review of non-routine or complex accounting matters, related accounting entries, and appropriate documentation, disclosure and application of Canadian and U.S. GAAP, primarily due to a lack of sufficient personnel with a level of technical accounting expertise commensurate with our reporting requirements. In addition, related to the reduction in staffing at the Montana Tunnels mine in mid October 2005, and an additional reduction in staffing in early May 2006, at which time the mine ceased production operations, our controls at that location were not operating as previously designed related to segregation of duties over procurement, inventory control and accounting duties.

In an effort to address these material weaknesses, staffing additions and other changes in controls were made during the first two quarters of 2007, including increased involvement by corporate management in the oversight and management of the Montana Tunnels mine. As of September 30, 2007, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) under the Exchange Act. Based upon, and as of the date of, that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the material weaknesses discussed above.

RISK FACTORS

An investment in the securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address the factors that may affect our future operating results and financial performance.

We have a history of losses.

Since our inception through a merger in June 2002 through March 31, 2007, we incurred significant losses. Our net losses were $15,587,000, $22,208,000, and $31,007,000 for the years ended December 31, 2006, 2005 and 2004, respectively. There can be no assurance that we will achieve or sustain profitability in the future.

We have experienced operational problems at our Montana Tunnels mine.

Since the sale of our Florida Canyon and Standard mines in November 2005, all of our revenues have been derived from our milling operations at the Montana Tunnels mine, which is a low-grade mine. Historically, the Montana Tunnels mine has been unprofitable. During 2004, we experienced problems related to the milling of low-grade ore at the Montana Tunnels mine, which negatively affected our revenues and earnings. Throughout 2005, we experienced operational problems, particularly in the open pit, leading to the suspension of mining on October 21, 2005 for safety reasons due to increased wall activity in the open pit. After the suspension of mining and until May 12, 2006, we were able to continue to produce gold doré, lead-gold and zinc-gold concentrates from milling low-grade stockpiled ore. However, on May 12, 2006, all operations ceased at the mine and it was placed on care and maintenance. On July 28, 2006, we entered into a joint venture agreement with Elkhorn Tunnels, LLC, in respect of the Montana Tunnels mine pursuant to which Elkhorn Tunnels made financial contributions in exchange for a 50% interest in the mine. Mill operations recommenced in March 2007. There can be no assurances that we will not encounter additional operational problems at our Montana Tunnels mine in the future.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

We historically have derived all of our revenues from the sale of gold, silver, lead and zinc, and our development and exploration activities are focused on gold. As a result, our future earnings are directly related to the price of gold. Changes in the price of gold significantly affect our profitability. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

•	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, we will experience additional losses and we could also be required by our reduced revenue to discontinue exploration, development and/or mining at one or more of our properties.

We do not currently have and may not be able to raise the funds necessary to explore and develop our Black Fox and Huizopa properties.

We do not currently have sufficient funds to complete all of our planned development activities at Black Fox and our planned exploration activities at Huizopa or to develop a mine at Black Fox. The development of Black Fox and exploration of Huizopa will require significant capital expenditures. Sources of external financing may include bank and non-bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Substantially all of our assets are pledged to secure our indebtedness.

Substantially all of the Montana Tunnels assets and our Black Fox property are pledged to secure indebtedness outstanding under the Facility Agreement, dated October 12, 2007, by and among Montana Tunnels Mining, Inc., Apollo, Apollo Gold, Inc., a wholly owned subsidiary of Apollo, RMB Australia Holdings Limited and RMB Resources Inc. Since these assets represent substantially all of our assets, we will not have access to additional secured lending, which will require us to raise additional funds through unsecured debt and equity offerings. Default under our debt obligations would entitle our lenders to foreclose on our assets.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Any material reduction in our reserves may lead to increased net losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition, including difficulty in obtaining financing and a decrease in our stock price. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

We prepare estimates of future production for our operations. We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production and to the Montana Tunnels mine expansion. In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

Our future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

We are engaged in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions about the development of Black Fox and other future projects are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that the Black Fox property that we are developing will be profitable.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remediating an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration, particularly for gold and silver, is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects. Over this period, we have not generated sufficient revenues to cover our expenses and costs.

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Our share price has declined significantly since 2004, and over the last year the price of our common shares has fluctuated from a low of $0.36 per share to a high of $0.78 per share. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold and zinc prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The existence of outstanding rights to purchase common shares may impair our share price and our ability to raise capital.

As of January 18, 2008, approximately 35.6 million additional common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.20 to $2.24. In addition, there are approximately 16.7 million common shares issuable upon the conversion of the $8.4 outstanding principal amount of convertible debentures issued February 23, 2007 at a conversion price of $0.50 per share. During the term of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

If we complete additional equity financings, then our existing shareholders may experience dilution.

Any additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible into or exercisable for our common shares, such as share purchase warrants or convertible notes. There is no assurance that we will be able to complete equity financings that are not dilutive to our existing shareholders.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that our rights to mine on any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them and, in September 2006 some of our claims associated with our Black Fox project were listed as reopened for staking on the Ministry of Northern Development and Mines (MNDM) website. Five of these claims totaling 185 acres were immediately staked by local prospectors. None of these reserves or resources at our Black Fox project are located on the properties related to these claims. Four of these overstaked claims have since been returned to us. We are negotiating with the overstaker with respect to the remaining claim; however, no guarantee can be made that such negotiations will be successful. It is our opinion that this claim was erroneously listed as reopened and overstaked and we are working diligently to resolve this matter.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

We face substantial governmental regulation.

Safety. Our U.S. mining operation is subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA. Our policy is to comply with applicable directives and regulations of MSHA and OSHA. We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

Current Environmental Laws and Regulations. We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority. The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

Some of our properties are located in historic mining districts with past production and abandoned mines. The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability. We are participating with the MDEQ under Voluntary Cleanup Plans on those sites. Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ. MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA. In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and will grant us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository. However, there can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future. We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Potential Legislation. Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time. We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business. Expenses associated with the compliance with new laws or regulations could be material. Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability. We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, most of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties.

We have identified material weaknesses in our internal controls over financial reporting.

In 2006 a major restructuring and streamlining at the corporate office significantly changed the design and structure of our internal controls and procedures at the corporate level. Also, following the closure of the mill in May 2006 and placing the Montana Tunnels mine on care and maintenance and the subsequent resumption of mining activities at the mine in September 2006, our controls at that location were not operating as previously designed because of segregation of duties over procurement, inventory control and accounting duties. In an effort to address these material weaknesses, staffing additions and other changes in controls were made during the first two quarters of 2007, including increased involvement by corporate management in the oversight and management of the Montana Tunnels mine. As of September 30, 2007, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) under the Exchange Act. Based upon, and as of the date of, that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the material weaknesses discussed above. These material weaknesses could result in the misstatement of assets, liabilities, shareholders’ equity or expenses that would result in a misstatement of the interim or annual consolidated financial statements that would not be prevented or detected.

As a non-accelerated filer, we will be subject to the internal control reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 10-K for fiscal year 2007. There can be no assurance that that report will not conclude that we have material weakness in our internal controls over financial reporting.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer and Senior Vice President-Finance and Corporate Development. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

There may be certain tax risks associated with investments in our company.

Potential investors that are United States taxpayers should consider that we could be considered to be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we will not become a PFIC in the future. If we are or become a PFIC, a U.S. taxpayer who disposes of (or is deemed to dispose of) our common shares at a gain or who receives a so-called “excess distribution” on our common shares generally would be subject to a special adverse tax regime. Such gains and excess distributions would be allocated ratably to the U.S. taxpayer’s holding period. The current year’s allocation would be includible as ordinary income in the current year. Prior year’s allocations would be taxed at the highest marginal rate applicable to ordinary income for each such year and would be subject to interest charges to reflect the value of the U.S. income tax deferral. Additional special adverse rules also apply to investors who are U.S. taxpayers who own our common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Special estate tax rules could be applicable to our common shares if we are a PFIC.

Possible hedging activities could expose us to losses.

In connection with out recent borrowing with RMB Australia Holdings Limited, we were required to enter into hedges of approximately 65% and 40%, respectively, of our share of lead and zinc production from the Montana Tunnels mine during the next 12 months. In the future, we may enter into precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation. While our chief executive officer is located in the United States, many of our assets are located outside of the United States. Additionally, a number of our directors and the experts named in this prospectus are residents of Canada. It might not be possible for investors in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts identified in this prospectus or documents incorporated by reference herein, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

USE OF PROCEEDS

All of the common shares covered by this prospectus are being sold by the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale by the selling shareholders of these common shares. See “Selling Shareholders.”

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of common shares, without par value. As of January 18, 2008, there were 158,904,791 common shares outstanding.

Dividend Rights

Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights which are then outstanding.

Voting and Other Rights

Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Incorporation. Directors are elected by a majority of votes cast.

Liquidation

In the event of any liquidation, dissolution or winding up of Apollo, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Apollo common shares are not redeemable or convertible.

Other Provisions

All outstanding common shares are fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Incorporation, as amended, and our By-laws, because they, and not this description, define your rights as a holder of our common shares. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

CIBC Mellon Trust Company, P. O. Box 7010, Adelaide Postal Station, Toronto, Ontario M5E 2W9, Canada, is the transfer agent and registrar for our common shares.

SELLING SHAREHOLDERS

The selling shareholders identified below are selling all of the common shares being offered under this prospectus.

On October 31, 2007, Apollo completed a private placement to Canadian purchasers of 7,454,545 Flow Through Shares, which were common shares issued at Cdn$0.55 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds to Apollo equal to Cdn$4,100,000. Apollo will use the gross proceeds from the sale of the Flow Through Shares for exploration activity at the Black Fox project. These exploration costs will qualify as “Canadian Exploration Expenses” as defined in the Income Tax Act (Canada) and will be renounced in favor of the purchasers in the flow through offering. In addition, as compensation for its services as underwriter/agent in the flow through offering, Apollo paid Haywood Securities Inc., a selling shareholder hereunder, cash compensation of Cdn$225,500 and 18-month options to purchase 372,727 common shares at an exercise price of Cdn$0.55 per share, which shares are being registered for resale herein.

In the offering, Apollo entered into a registration rights agreement with each of the selling shareholders in which it agreed to register at its expense the shares purchased in the offering. Apollo is required to file the registration statement within 45 days of the closing of the flow through offering, obtain effectiveness of such registration statement within 120 days (or in the case of a full review by the SEC, 180 days) of such closing, and, subject to certain limited deferral periods, to maintain the effectiveness until the earliest to occur of (a) the securities being sold under the registration statement, (b) the securities being sold in accordance with rule 144 of the Securities Act or (c) 2 years from the closing of the flow through offering.

The table below includes information regarding ownership of our common stock by the selling shareholders named herein and the number of shares that may be sold by them under this prospectus. Unless otherwise indicated, all common shares offered hereby are Flow Through Shares. Other than as described herein, no selling shareholder has had any material relationship with Apollo for the past three years. We have prepared this table based on information supplied to us by or on behalf of the selling shareholders on or prior to December 6, 2007.

	Common Shares
	Beneficially		Common Shares Beneficially
	Owned(1)	Common	Owned(1) After the Offering
	Prior to the	Shares Offered		Percentage
Name of Selling Shareholder	Offering	Hereby	Number(2)	of Class(3)
Haywood Securities Inc.(4)	372,727(5)	372,727(5)	0	0%
Hechter, William	90,900	90,900	0	0%
Hobart, G. Michael(6)	230,545(7)	54,545	176,000	*
Mavrix Explore 2007-II FT LP(8)	2,727,300	2,727,300	0	0%
NCE Diversified Flow-Through (07) Limited Partnership(9)	1,854,500	1,854,500	0	0%
Norrep Performance 2007 Flow -Through Limited Partnership(10)	909,100	909,100	0	0%
Qwest Energy 2007-II Flow Through Limited Partnership(11)	909,100	909,100	0	0%
Stone 2007 - II Flow Through L.P.(12)	909,100	909,100	0	0%
Total	8,003,272	7,827,272	176,000	*

*Less than 1%
(1)
Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)
Assumes that all of the shares currently beneficially owned by the selling shareholders and registered hereunder are sold and the selling shareholders acquire no additional common shares before the completion of this offering.

(3)
The percentage ownership for the selling shareholders is based on 156,248,123 common shares outstanding as of December 6, 2007. In accordance with SEC rules, common shares that may be acquired pursuant to options, warrants or convertible securities that are exercisable as of December 11, 2007, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Haywood Securities Inc. served as underwriter/agent in the offering of Flow Through Shares completed on October 31, 2007.
(5)	Represents common shares purchasable upon exercise of currently exercisable options.
(6)	G. Michael Hobart has been a director of Apollo since 2002 and is a partner at Fogler, Rubinoff LLP, a law firm that provides legal services to Apollo.
(7)	Consists of: (i) 54,545 Flow Through Shares; (ii) 1,000 common shares; and (iii) 175,000 common shares issuable upon exercise of options.
(8)
Malvin Spooner, Roy Steele, and Bill Shaw are the general partners of Mavrix Explore 2007-II FT LP. Malvin Spooner is the Portfolio Manager of Mavrix Explore 2007-II FT LP and exercises the voting and dispositive powers with regard to the registered shares.

(9)
NCE Diversified Management (07) Corp. is the general partner of this selling shareholder. Petro Assets Inc. is the sole shareholder of NCE Diversified Management (07) Corp. John Driscoll and his family trust are the sole shareholders of Petro Assets Inc. Petro Assets Inc. exercises the voting and dispositive powers with regard to the Flow Through Shares being offered by NCE Diversified Flow-Through (07) Limited Partnership.

(10)
Norrep 2007 Management Inc. is the general partner of this selling shareholder. Norrep 2007 Management Inc. is wholly owned by Hesperian Capital Management Ltd. Randy Oliver, Keith Leslie, Alex Sasso, Steve Smith, Craig Millar, Deirdre Harris, Carl Forman, Kamran Khan, and Julie Hoban own Hesperian Capital Management Ltd. Norrep 2007 Management Inc. exercises the voting and dispositive powers with regard to the Flow Through Shares being offered by Norrep Performance 2007 Flow-Through Limited Partnership.

(11)
Qwest Investment Management Ltd. owns this selling shareholder. Trilogy Holding Corp., Jennifer Stevenson, Allison Grafton, Daryl Gilbert, Charles Selby, Robert Blair, and Lauren Blair own Qwest Investment Management Ltd. Stephen McLeach, Maurice Levesque, and Hugh Cartright own Trilogy Holding Corp. Trilogy Holding Corp. exercises the voting and dispositive powers with regard to the Flow Through Shares being offered by Qwest Energy 2007-II Flow Through Limited Partnership.

(12)
Stone 2007-II Flow Through GP Inc. is the general partner of this selling shareholder. Stone Asset Management Limited has been appointed investment counsel and portfolio manager of the selling shareholder and exercises the voting and dispositive powers with regard to the Flow Through Shares being offered by Stone 2007-II Flow Through L.P. Stone & Co. Limited owns Stone Asset Management Limited. Richard G. Stone owns Stone & Co. Limited.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers, may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents. Purchasers of the shares resold under this prospectus will not receive the Canadian tax benefits associated with Flow Through Shares, which benefits apply only to the purchasers in the flow through offering. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The offered shares may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which our common shares may be listed or quoted at the time of sale;

•	through the Toronto Stock Exchange in compliance with Canadian securities laws and rules of the Toronto Stock Exchange through registered brokers;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise; or

•	through the settlement of short sales.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective.

The selling shareholders may pledge or grant a security interest in some or all of the Flow Through Shares or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus. The selling shareholders also may transfer or donate the common shares in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to the selling shareholders from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions. We will not receive any of the proceeds from the sale of the offered shares by the selling shareholders.

In order to comply with the securities laws of some jurisdictions, if applicable, the selling shareholders may sell the offered shares in some jurisdictions through registered or licensed broker dealers.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts or commissions allowed or paid to broker-dealers.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling shareholders each purchased the Flow Through Shares in the ordinary course of business. At the time of purchase, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreements between us and each of the selling shareholders who purchased the Flow Through Shares in the private placement, we agreed to pay substantially all of the expenses incident to the registration of the offered shares; provided, however, that the selling shareholders will pay all underwriting discounts or commissions or agents’ commissions, if any. In connection with sales made pursuant to this prospectus, we agreed to indemnify the selling shareholders and their respective directors, officers, employees, affiliates, agents and controlling persons against, and in certain circumstances to provide contribution with respect to, liabilities, including liabilities under the Securities Act, with respect to specific matters. Further, the selling shareholders have agreed to indemnify Apollo and our directors, certain officers and controlling persons against, and in certain circumstances to provide contribution with respect to, civil liabilities, including liabilities under the Securities Act, that may arise from written information furnished to us by the selling shareholders.

Once sold under the registration statement of which this prospectus is a part, the common shares will be freely tradeable in the hands of persons other than our affiliates.

TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership and disposition of our common shares. This summary applies to you only if you hold such common shares as a capital asset and are eligible for benefits under the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital signed on September 26, 1980, as amended and currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty as in effect on the date of this prospectus. Changes in the laws may alter the tax treatment of our common shares, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person that holds our common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation, small business investment company or pass-through entity;

•	an investor in a partnership, S corporation, small business investment company or pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a U.S. Holder (as defined below) who is a resident or deemed to be a resident in Canada pursuant to the Income Tax Act (Canada); and

•
a Non-U.S. Holder (as defined below) that has a trade or business in the United States, or is an individual that either has a tax home in the United States or is present within the United States for 183 days or more during the taxable year.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire our common shares should consult the partner’s tax advisor regarding the specific tax consequences of the acquisition and ownership of our common shares.

It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering a “controlled foreign corporation” as defined in Section 957(a) of the Code.

YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States (including an alien who is a “green card” holder or who is present in the United States for 31 days or more in the calendar year and meets certain other requirements);

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion below under “- Passive foreign investment company,” the gross amount of distributions, if any, payable by us on our common shares generally would be treated as dividend income to the extent paid out of current or accumulated earnings and profits. Any such income would be treated as U.S. source income for U.S. foreign tax credit purposes to the extent paid from earnings and profits accumulated by a domestic corporation engaged in a U.S. trade or business. A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in such shares and then as capital gain. See “Sale or other disposition of common shares” below.

Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally may claim the amount of any Canadian income taxes withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability, subject to numerous complex limitations that must be determined and applied on an individual basis. A U.S. Holder’s ability to claim such a credit again U.S. federal income tax liability may be limited to the extent that dividends on our common shares are treated as having a U.S. source.

Sale or other dispositions of common shares

Subject to the discussion under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of our common shares in a taxable disposition:

•
you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares;

•
any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares sold is more than one year at the time of such sale or other taxable disposition; and

•
any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which this gain is attributable.

Long-term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate for capital gains recognized in taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of our common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer who receives foreign currency in a sale or other taxable disposition of our common shares, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of such common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received on the date of the sale (or other taxable disposition) of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale (or other taxable disposition) of our common shares.

Passive foreign investment company

PFIC Rules Generally. U.S. Holders of our common shares would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The tests for determining PFIC status are applied annually and are dependent upon a number of factors, some of which are beyond our control.  We do not expect to be a PFIC for the 2007 tax year, although we can provide no certainty concerning this result. For 2008 and later years, we can provide no assurance concerning whether we are likely to be a PFIC as a result of future financial results. We do not intend to make or issue to U.S. Holders determinations of our status as a PFIC for any taxable year.

In general terms, we will be a PFIC for any tax year in which either (i) 75% or more of our gross income is passive income (the “income test”) or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For example, we could be a PFIC for a tax year if we have (i) losses from sales activities but interest income (and/or other passive income) that exceeds those losses or (ii) positive gross profit from sales but interest income (and/or other passive income) constitutes 75% or more of our total gross income. In such situations, we could be a PFIC even without recognizing substantial amounts of passive income.

If we were, or were to become, a PFIC for any year in which a U.S. Holder owns our common shares, gain on a disposition or deemed disposition by the U.S. Holder of our common shares, and the amount of “excess distributions”, if any, payable on our common shares, would be subject to a special adverse tax regime. Such gains and excess distributions would be allocated ratably to the U.S. Holder’s holding period. The U.S. Holder would include as ordinary income for the year of the disposition (or deemed disposition) or excess distribution the amount allocated to that year. The U.S. Holder would be taxed on prior years’ allocations at the highest marginal rates applicable to ordinary income for each such year and would be subject to interest charges to reflect the value of the U.S. income tax deferral. U.S. Holders must report any gains or distributions received from a PFIC by filing a Form 8621 with their returns.

As discussed below, it we were, or were to become, a PFIC, a U.S. Holder of our common shares might be able to make a qualified electing fund (“QEF”) election or “market to market” election to avoid the special rules described above for “excess distributions.”

QEF Election to Reduce Impact of PFIC Rules. The rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for our common shares during which we are a PFIC and we comply with specified reporting requirements. A QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer's federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current basis his or her share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings.

Upon request, we will endeavour to provide to a U.S. Holder no later than ninety days after the request the information required to make a QEF election. A U.S. Holder who makes a QEF election must file a Form 8621 with their annual return. Upon request from a U.S. Holder we will endeavour to furnish an annual statement containing the information necessary to complete a Form 8621 within ninety days after the request.

Mark-to-Market Election to Reduce Impact of PFIC Rules. If we become a PFIC, a U.S. Holder of our common shares may elect to recognize any gain or loss on our common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. The mark-to-market election under the PFIC rules is an alternative to the QEF election. We cannot provide assurance that our common shares will be considered regularly traded on a qualifying exchange for all years in which we may be a PFIC. A U.S. Holder who makes a mark-to-market election generally must recognize as ordinary income all appreciation inherent in the U.S. Holder’s investment in our common shares on a mark-to-market basis and may recognize losses inherent in our common shares only to the extent of prior mark-to-market gain recognition. The mark-to-market election must be made by the due date (as may be extended) for filing the taxpayer's federal income tax return for the first year in which the election is to take effect.

Rules for Lower-Tier PFIC Subsidiaries. Special adverse rules apply to U.S. Holders of our common shares for any year in which we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a “lower tier PFIC”). If we are a PFIC and a U.S. Holder of our common shares does not make a QEF election (as described above) in respect of any lower tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if (i) we receive a distribution from, or dispose of all or part of our interest in, the lower tier PFIC or (ii) the U.S. Holder disposes of all or part of our common shares. A QEF election that is made for our common shares will not apply to a lower tier PFIC. Moreover, the mark-to-market election (as described above) is not available for lower-tier PFICs.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. Holder of our common shares. A non-U.S. Holder is a beneficial owner of a common share that is not a U.S. Holder.

Distributions

In general, you will not be subject to U.S. federal income tax or withholding tax on dividends, if any, received from us with respect to our common shares, unless such income is (i) effectively connected with your conduct of a trade or business in the United States or (ii) if a treaty applies, such income is attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares

In general, you will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

•
such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition or have a tax home in the United States, and certain other requirements are met.

Information reporting and backup withholding

U.S. Holders of our common shares may be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%) on distributions on our common shares or on the proceeds from a sale or other disposition of our common shares paid within the United States. Payments of distributions on, or the proceeds from the sale or other disposition of, our common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

In general, a Non-U.S. Holder will not be subject to information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish an exemption from information reporting and backup withholding by certifying the Non-U.S. Holder’s non-U.S. status on Form W-8BEN.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

LEGAL MATTERS

Lackowicz, Shier & Hoffman has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended December 31, 2006, 2005 and 2004 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comment by Independent Registered Chartered Accountants on Canada — United States of America Reporting Differences referring to substantial doubt on our ability to continue as a going concern, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our reserves at December 31, 2006 incorporated by reference herein were prepared by us and audited by Mine Development Associates. All information regarding reserves incorporated by reference herein is in reliance upon the authority of that form as experts in such matters.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Apollo.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APOLLO GOLD CORPORATION

7,827,272
COMMON SHARES

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered. The following table is an itemized statement of these expenses, other than underwriting discounts and commissions:

SEC registration fee	$115.34
AMEX listing fee	$0
Legal fees and expenses	$20,000
Accountant’s fees and expenses	$12,000
Trustee and transfer agent fees	$0
Printing and engraving	$0
Miscellaneous	$5,000
Total	$37,115.34

All of the above expenses are estimated except the AMEX listing fee and the SEC registration fee.

Item 15. Indemnification of Officers and Directors.

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Apollo.

Item 16.      Exhibits.

Exhibit No.	Description

3.1
Letters Patent of the Registrant Brownlee Mines (1936) Limited from the Province of Ontario dated June 30, 1936; Certificate of Amendment of Articles of the Registrant effective July 20, 1972; Certificate of Amendment of Articles of the Registrant effective on November 28, 1975; Certificate of Amendment of Articles of the Registrant effective on August 14, 1978 (Change of name to J-Q Resources Inc.); Certificate of Articles of Amendment of the Registrant effective on July 15, 1983; Certificate of Articles of Amendment of the Registrant effective July 7, 1986; Certificate of Articles of Amendment of the Registrant effective August 6, 1987 (Change of name to International Pursuit Corporation); Certificate of Articles of Arrangement of the Registrant effective June 25, 2002 (Change of name to Apollo Gold Corporation); Certificate of Continuance filed May 28, 2003(1)

3.2	By-Laws of the Registrant, as amended to date(1)
4.1	Form of Common Share Certificate(1)
4.2	Compensation Option Certificate(2)
4.3	Form of Registration Rights Agreement(2)
5.1	Opinion of Lackowicz, Shier & Hoffman (4)
23.1	Consent of Lackowicz, Shier & Hoffman (included in Exhibit 5.1) (4)
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Mines Development Associates (3)
24.1	Power of Attorney (4)

(1)	Incorporated by reference to the Registration Statement on Form 10 (File No. 001-31593) filed on June 23, 2003.
(2)	Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on November 1, 2007.
(3)	Incorporated by reference to Exhibit 23.2 to the Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007.
(4)	Previously filed.

Item 17.     Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however,
…
(B)
Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

…
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) If the registrant is relying on Rule 430B:
(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

…
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

…
(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on January 22, 2008.

APOLLO GOLD CORPORATION
By:	/s/ Melvyn Williams
Melvyn Williams, Chief Financial Officer and Senior Vice President - Finance and Corporate Development

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Russell	President and Chief Executive	January 22, 2008
R. David Russell	Officer, and Director
(Principal Executive Officer)

/s/ Melvyn Williams	Chief Financial Officer and Senior Vice	January 22, 2008
Melvyn Williams	President - Finance and Corporate Development (Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors
Charles E. Stott

*	Director
G. Michael Hobart

Director
Robert W. Babensee

Director
W. S. Vaughan

*	Director
David W. Peat

*	Director
Marvin K. Kaiser

/s/ R. David Russell
* By R. David Russell, Attorney-in-fact, dated January 22, 2008.

EXHIBIT INDEX

Exhibit No.	Description
3.1
Letters Patent of the Registrant Brownlee Mines (1936) Limited from the Province of Ontario dated June 30, 1936; Certificate of Amendment of Articles of the Registrant effective July 20, 1972; Certificate of Amendment of Articles of the Registrant effective on November 28, 1975; Certificate of Amendment of Articles of the Registrant effective on August 14, 1978 (Change of name to J-Q Resources Inc.); Certificate of Articles of Amendment of the Registrant effective on July 15, 1983; Certificate of Articles of Amendment of the Registrant effective July 7, 1986; Certificate of Articles of Amendment of the Registrant effective August 6, 1987 (Change of name to International Pursuit Corporation); Certificate of Articles of Arrangement of the Registrant effective June 25, 2002 (Change of name to Apollo Gold Corporation); Certificate of Continuance filed May 28, 2003(1)

3.2	By-Laws of the Registrant, as amended to date(1)
4.1	Form of Common Share Certificate(1)
4.2	Compensation Option Certificate(2)
4.3	Form of Registration Rights Agreement(2)
5.1	Opinion of Lackowicz, Shier & Hoffman(4)
23.1	Consent of Lackowicz, Shier & Hoffman (included in Exhibit 5.1)(4)
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Mines Development Associates(3)
24.1	Power of Attorney(4)

(1)	Incorporated by reference to the Registration Statement on Form 10 (File No. 001-31593) filed on June 23, 2003.
(2)	Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on November 1, 2007.
(3)	Incorporated by reference to Exhibit 23.2 to the Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007.
(4)	Previously filed.